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William H. Levay +1 202-469-5271 William.Levay@hklaw.com

July 27, 2018
VIA EDGAR AND E-MAIL
Pamela A. Long
Assistant Director
Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, NE
Washington, D.C. 20549

Re:	Capital Bancorp, Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Confidentially Submitted July 5, 2018
CIK No. 0001419536
Dear Ms. Long:
On behalf of Capital Bancorp, Inc. (the “Company”), we hereby respond to the comment letter, dated July 12, 2018 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Registration Statement”) confidentially submitted to the Commission on July 5, 2018. The Company has also revised the Registration Statement in response to the Staff’s comments and is confidentially submitting to the Commission concurrently with this letter Confidential Draft Submission No. 3 of the Registration Statement (“Draft No. 3”), which reflects these revisions, via EDGAR. For your convenience, copies of this letter, together with a clean copy of Draft No. 3 and a copy of Draft No. 3 marked to show changes from the Registration Statement submitted on July 5, 2018 are being delivered to the Staff under separate cover.
Set forth below are the Company’s responses to the Staff’s comments provided in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in bold text below.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | Lakeland
Los Angeles | Miami | New York | Orlando | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons
Washington, D.C. | West Palm Beach

Pamela A. Long
July 27, 2018

Risk Factors
Delinquencies and credit losses from our OpenSky credit card division could adversely affect our business, financial condition and results of operations, page 28

1.
We note your revised disclosure on page 28 in response to comment four. Please revise your document to provide more transparent and granular disclosure regarding how credit cards issued by OpenSky are secured or partially-secured, by requiring customer funds/other collateral to be held by the bank as a condition of issuance and for which would be available for any of the loss activities. If there are differing levels of required security, please describe those material terms by type of card or other factors considered when determining card eligibility, etc.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 1, 28-29, 95 and 101-102 of Draft No. 3 to provide more transparent and granular disclosure regarding how credit cards issued by OpenSky are secured.
Certain Relationships and Related Party Transactions
Church Street Capital, page 142

2.
We note your revisions in response to comment 6. Please disclose the material terms of the participation loans sold to related persons, e.g. price paid, interest rate, etc. Please also make corresponding revisions in the previous subheading with respect to the loan participations sold by your Bank. Please refer to Item 404(a) and Item 404(d) of Regulation S-K for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised the section entitled “Certain Relationships and Related Party Transactions” of Draft No.3, starting on page 141, to disclose the material terms of each related party’s loan participations with the Bank and Church Street Capital.
Notes to Consolidated Financial Statements December 31, 2017, 2016, 2015
Note 11 - Related Party Transactions, page F-60

3.
We note your disclosure regarding deposits from officers and directors and their related interests of $178.0 million. Please revise to disclose all material related party transactions on the face of your balance sheet, income statement and statement of cash flows. Refer to ASC 235-10-S99-1(k).

RESPONSE: In response to the Staff’s comment, the Company has revised its balance sheet, income statement and statement of cash flows to disclose applicable related party deposits.

Pamela A. Long
July 27, 2018

Please do not hesitate to contact us if you have any questions concerning any aspect of Draft No. 3 or if we may be of further assistance. You can reach me directly at (202) 469-5271 and Kevin Houlihan at (202) 469-5269. We appreciate your prompt attention to this matter.
Sincerely yours,
HOLLAND & KNIGHT LLP
/s/ William H. Levay
William H. Levay

cc:	Christopher Dunham, Securities and Exchange Commission (by email)
William Schroeder, Securities and Exchange Commission (by email)
Michael Volley, Securities and Exchange Commission (by email)
Alan W. Jackson, Capital Bancorp, Inc. (by email)
Kevin M. Houlihan, Holland & Knight LLP (by email)
Michael Reed, Covington & Burling LLP (by email)